TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 930-7072   Fax:  (780) 930-7073

May 4, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES NEW DIRECTOR AND CONTINUANCE INTO ALBERTA

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) is pleased to announce that at its Annual and Special Meeting held on April 22, 2005, the shareholders elected a new Director to the Board, Mr. Richard J. Sharples.  Mr. Sharples brings an extensive business background to the board, and is proficient at reading and understanding financial statements and budgets.  For 25 years, Mr. Sharples was a partner and manager of a large furniture store in Terrace, British Columbia.  He served a four-year term on the Board of the National Home Furnishing Association, and is Past President of the Terrace Chamber of Commerce.

The Directors of the Corporation are now:  Dr. Kenneth Powell, Michael Gossland, Philip Carrozza, Robert Roddick, and Richard Sharples.

The shareholders also approved the continuance of the Corporation out of British Columbia and into Alberta under the Business Corporations Act (Alberta), and Articles of Continuance have been filed with Alberta Registries to effect this change.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.